UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On May 4, 2023, Tritium DCFC Limited (the “Company”), as borrower, entered into (i) a St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement (the “St Baker Loan Agreement”) with Sunset Power Pty Ltd (ACN 101 619 658), as trustee of St Baker Family Trust (ABN 50 923 834 782), as lender (the “St Baker Lender”), and each entity named as a Guarantor in Schedule 1 to the St Baker Loan Agreement, as guarantors, for a principal amount of US$35.0 million; and (ii) an O-Corp – USD5,000,000 Unsecured and Subordinated Loan Agreement (the “O-Corp Loan Agreement”, and collectively with the St Baker Loan Agreement, the “Loan Agreements” and each individually, a “Loan Agreement”) with O-CORP EV LLC, a Delaware limited liability company, as lender (the “O-Corp Lender”, and collectively with the St Baker Lender, the “Lenders” and each individually, a “Lender”), and each entity named as Guarantor in Schedule 1 to the O-Corp Loan Agreement, as guarantors, for a principal amount of US$5.0 million. Borrowings under the Loan Agreements are intended to provide additional funding for (a) the general working capital requirements of the Company (or any subsidiary) and (b) the payment of any fees, costs and expenses payable by the Company under certain of the Company’s financing agreements.

The debt funding under each of the Loan Agreements is subject to certain financial obligations. Interest on borrowings under each of the Loan Agreements accrues at an interest rate of 12% per annum and is payable quarterly via a payment-in-kind structure, with any accrued but unpaid interest outstanding on the termination date thereof being payable on such date. Under certain circumstances, interest may also be paid in cash. Each of the Loan Agreements provide for outstanding principal amounts under the facility to be repaid (i) by way of set-off against the funding amount payable by the applicable Lender to participate in a Qualifying Fundraising (as defined below) or the amount payable by the applicable Lender pursuant to a Subscription Election (as defined below); or (ii) in any other manner as the applicable Lender and the Company may agree in writing. For the purpose of any set-off under clause (i) above, if the aggregate amount which the applicable Lender is liable to pay the Company is less than the principal amount outstanding, the Company must pay the difference in cash to the applicable Lender on the termination date.

As referred to in clause (i) above, each of the Loan Agreements provide that, (A) in the event the Company proposes to conduct a fundraising round in which one or more third parties enter into agreements with the Company providing for the raising of funds (whether by way of debt or equity, or a combination of debt and equity) for an aggregate consideration resulting in gross proceeds to the Company in excess of US$25.0 million (or such other amount as may be agreed between the Company and the applicable Lender in writing) (a “Qualifying Fundraising”), the applicable Lender shall have the right on one occasion to participate in the Qualifying Fundraising by providing a total aggregate amount of funding equal to the principal amount outstanding on terms no less favorable to the applicable Lender than those applying to any third parties participating in the Qualifying Fundraising (or on such other terms approved by the applicable Lender in writing); and (B) in addition, on and from the date that is 120 days after the date that principal is advanced under the applicable Loan Agreement (or such later date as the applicable Lender and the Company may agree in writing), if the applicable Lender has not already participated in a Qualifying Fundraising, such Lender shall have the right to elect by written notice to the Company to either: (x) from time to time and on one or more occasions issue a subscription notice to subscribe for ordinary shares of the Company in one or more private placement transactions, in which case the applicable Lender will be entitled to subscribe for such ordinary shares at the volume weighted average price of the ordinary shares of the Company on the Nasdaq Stock Market over the ten consecutive trading days ending on the day immediately preceding the date of any subscription notice, provided that the aggregate subscription amounts of all such subscriptions does not exceed an amount equal to the principal amount outstanding under the applicable Loan Agreement; or (y) subscribe for redeemable preference shares of the Company (the terms of such shares to be agreed to by the applicable Lender and the board of directors of the Company) with an aggregate subscription price equal to the principal amount outstanding under the facility and warrants to subscribe for ordinary shares of the Company (the terms of such warrants to be agreed to by the applicable Lender and the board of directors of the Company).

Further, under the St Baker Loan Agreement, on and from the date that is 120 days after the date that principal is advanced (or such later date as the St Baker Lender and the Company may agree in writing) and for so long as the St Baker Lender and certain of its affiliates continue to hold an aggregate of at least 15% of the total issued ordinary shares of the Company, the St Baker Lender may nominate in writing one individual for appointment to the board of directors of the Company as a non-executive director of the Company, and the Company shall take all reasonable steps to procure the appointment of such nominee to the board of directors of the Company, subject to certain conditions and qualifications.

The foregoing description of the Loan Agreements is qualified in its entirety to the full text of the applicable Loan Agreement, which are included as Exhibits 99.1 and 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement

99.2	O-Corp – USD5,000,000 Unsecured and Subordinated Loan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: May 5, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer